SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET

Rio de Janeiro, June 30th, 2009 – TIM Participações S.A. (Bovespa: TCSL3 and TCSL4; NYSE:TSU), which retains direct control of TIM Celular S.A. and indirect control of TIM Nordeste S.A., providing nationwide telecommunication services in Brazil, informs that the Company's Form 20-F regarding the year ended on December 31st, 2008 was already filed with the SEC, and is already available for download at the Company's IR website.

In addition, shareholders may receive a hard copy of the Company’s complete financial statements free of charge by requesting a copy within a reasonable period of time from Mr. Rogerio Tostes in TIM Participações S.A. Investor Relations Office at (+55 21) 4009-3742 or email: ri@timbrasil.com.br

Any further information or questions regarding the 2008 Annual Report may be obtained by contacting Mr. Tostes.

Best Regards,

TIM Participações S.A.
Investor Relations

Rogério Tostes
Phone: +55 21 4009 3742
e-mail: rtostes@timbrasil.com.br

Fabio Levy
Phone: +55 21 4009 3446
e-mail: flcosta@timbrasil.com.br

Diego Aragão
Phone: +55 21 4009 4017
e-mail: dmaragao@timbrasil.com.br

About TIM Participações S.A.
TIM Participações S.A. is a telecommunications company with nationwide coverage that provides services through its subsidiaries TIM Celular S.A. and TIM Nordeste S.A. subsidiaries. TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia Group. TIM began its activities in Brazil in 1998, and from 2002 onward established its operations on a nationwide basis, becoming the first wireless operator to be present in every Brazilian state. In April 2008, TIM launched its third generation services (3G), providing mobile broadband, besides other services such as Video Call and TIM TV. In September 2008, the Company launched its fixed services, becoming the only pure mobile operator in the sector, providing complete telecommunications services nationwide. TIM Participações’ shares are traded at both the São Paulo Stock Exchange (Bovespa: TCSL3 and TCSL4) and the New York Stock Exchange (NYSE: TSU).

TIM Participações S.A.
Phone: +55 21 4009 3742
Address: Avenida das Américas, 3.434 – Bloco 1 – 6º Andar
Barra da Tijuca, Rio de Janeiro/RJ – Brazil
ZIP Code: 22640-102

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 30, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.